UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Winland Electronics, Inc.
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                                (Name of Issuer)

                      Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   974241101
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                                 (CUSIP Number)

                                  Jerry Zucker
                         c/o The InterTech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                 August 10, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D
CUSIP NO.  974241101

1. NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jerry Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4.     SOURCE OF FUNDS PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          163,250
     ---------------------------------------------------------------------------
     8. SHARED VOTING POWER

          -0-
     ---------------------------------------------------------------------------
     9. SOLE DISPOSITIVE POWER

          163,250
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     10. SHARED DISPOSITIVE POWER

          -0-
     ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     163,250
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
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14. TYPE OF REPORTING PERSON (See Instructions)

     IN
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
                                                                     Page 3 of 6



Item 1.     Security and Issuer

The class of equity security to which this statement relates is the common stock (the "Common Stock"), par value $.01 per share ("Share"), of Winland Electronics, Inc., a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1950 Excel Drive, Mankato, Minnesota 56001.

Item 2.     Identity and Background


Jerry Zucker is a natural person whose principal business address is PO Box 5205, North Charleston, South Carolina 29405. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

Mr. Zucker previously purchased and reported an aggregate of 242,300 Shares for total consideration of $582,738. Such funds were provided from Mr. Zucker's personal funds. This amendment relates to sales of Shares.

Item 4.     Purpose of Transaction

Mr. Zucker purchased the Shares for investment purposes. Mr. Zucker is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, Mr. Zucker does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Zucker reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     (a)  Amount   Beneficially  Owned:  As  of  the  date  hereof,  Mr.  Zucker beneficially owns an aggregate of 163,250 Shares. Based on the 3,513,330 Shares outstanding as of May 13, 2005 as set forth in the Issuer's quarterly report on Form 10-QSB for the quarter ended March 31, 2005, Mr. Zucker beneficially owns 4.64% of the outstanding Shares.


     (b)  Number of Shares as to which Mr. Zucker has:

          (i)  Sole power to vote or direct the vote:

               163,250

          (ii) Shared power to vote or direct the vote:

               -0-

          (iii) Sole power to dispose or direct the disposition of:

               163,250

          (iv) Shared power to dispose or direct the disposition of:

               -0-

     (c) Transactions Effected in the Past Sixty Days: The following shares were sold in market transactions through brokers:

                                                           Per Share
              Shares                  Date                   Price
              ------                  ----                   -----

                 300               08/09/2005                 7.2500
               3,500               08/09/2005                 7.2011
               5,800               08/09/2005                 7.0132
               5,800               08/09/2005                 7.0159
              36,300               08/09/2005                 6.9290
              10,000               08/10/2005                 6.6014
               5,400               08/10/2005                 6.6911
              10,000               08/10/2005                 6.7047
               5,000               08/10/2005                 6.6260
                 300               08/10/2005                 6.8000
               3,400               08/10/2005                 7.2000
               5,000               08/10/2005                 7.1500
               5,000               08/10/2005                 7.1100
               5,000               08/10/2005                 7.2000
               5,000               08/10/2005                 7.0000



          (d) Right to Receive or Power to Direct: To the knowledge of Mr. Zucker, no person other than Mr. Zucker has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Zucker.

          (e)  Date Reporting Person Ceased to be 5% Owner: August 10, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits


         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2005



                                 s/ Jerry Zucker
                                 ---------------
                                    Jerry Zucker